As filed with the Securities and Exchange Commission on December 20, 2017

Securities Act File No. 333-215360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FS INVESTMENT CORPORATION III

(Exact name of registrant as specified in charter)

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Investment Corporation III

201 Rouse Boulevard

Philadelphia, PA 19112

(Name and address of agent for service)

COPIES TO:

James A. Lebovitz

David J. Harris

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

Approximate date of proposed public offering: N/A

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

DEREGISTRATION OF UNSOLD SHARES

This Post-Effective Amendment No. 2 relates to the Registration Statement on Form N-2 (File No. 333-215360) of FS Investment Corporation IIII (as amended, the “Registration Statement”). Pursuant to the Registration Statement, FS Investment Corporation III (the “Company”) registered 106,675,012 shares of common stock, par value $0.001 (“Shares”) to be sold pursuant to a public continuous primary offering. The Company terminated the offering of the Shares on November 15, 2017. As of that date, the Company had sold 7,888,692.692 Shares pursuant to the Registration Statement. In connection with the termination of the public offering of the Shares, the Company hereby deregisters 98,786,319.308 Shares which remain unsold as of the date of this filing.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 20th day of December, 2017.

FS Investment Corporation III

By:	/s/ Michael C. Forman

Name: Michael C. Forman Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael C. Forman Michael C. Forman	President and Chief Executive Officer and Director (Principal executive officer)	December 20, 2017

/s/ Edward T. Gallivan, Jr. Edward T. Gallivan, Jr.	Chief Financial Officer (Principal financial and accounting officer)	December 20, 2017

* David J. Adelman	Director	December 20, 2017

* James W. Brown	Director	December 20, 2017

* Brian R. Ford	Director	December 20, 2017

* Jeffrey K. Harrow	Director	December 20, 2017

* Michael J. Heller	Director	December 20, 2017

* Daniel J. Hilferty III	Director	December 20, 2017

* Steven D. Irwin	Director	December 20, 2017

* Robert N.C. Nix, III	Director	December 20, 2017

* Peter G. Stanley	Director	December 20, 2017

*By:	/s/ Michael C. Forman
Attorney-in-Fact